Exhibit 99.1

Key updates communicated during Q2 2025

June 30, 2025

Key updates communicated during Q2 2025

Revenues:

  - At the Goldman Sachs European Financials Conference , Christian Sewing provided guidance on Q2 2025 revenue performance :
    - Investment Bank revenues are expected to be broadly in line YoY , while Fixed Income & Currencies (FIC) revenues are expected to be up by a low single-digit percent YoY ; in line with peers, Origination & Advisory in Q2 2025 has been weaker and is currently behind plan for the year , although the pipeline remains robust with deals slipping from Q2 into Q3 2025
    - Corporate Bank revenues are anticipated to be up modestly compared to Q1 2025
    - Private Bank revenues are in line with expectations and Asset Management is experiencing a strong quarter

  - At the Q1 2025 results, Christian Sewing and James von Moltke reiterated their confidence in achieving the € 32bn revenue target in FY 2025
  - On net interest income (NII), Richard Stewart reiterated guidance at the Q1 2025 Fixed Income Investor Conference Call , that NII across key banking book segments and other funding is expected to increase to ~€ 13.6bn in FY 2025; he expected the increase to come primarily from the Private Bank supported by growth in FIC Financing , while the Corporate Bank is expected to be flat for the year; the hedge portfolio is expected to add € 300m YoY with more than 90% of the income secured through existing positions

Costs:

  - At the Goldman Sachs European Financials Conference, Christian Sewing reiterated the FY 2025 adjusted cost guidance of € 20.4bn , before FX effects, and added that measures covering 85% of the € 2.5 billion operational efficiency target have been implemented
  - At the Q1 2025 results, Christian Sewing reaffirmed a clear path to deliver the cost/income ratio target of <65% for FY 2025

Provision for credit losses (CLPs):

  - At the Goldman Sachs European Financials Conference, Christian Sewing guided for modestly lower CLPs in Q2 2025 compared to Q1 2025 ; he also stated that the bank expects a gradual reduction over the course of the year and therefore maintained the guidance of ~€ 1.6bn CLPs unchanged for the full year ; he mentioned that there is no deterioration of the overall credit portfolio, however referred to continued pressure in Commercial Real Estate
  - At the Q1 2025 results, James von Moltke guided towards a normalization of Stage 3 provisions in FY 2025; however, he stated the macroeconomic and geopolitical environment may continue to impact model-based Stage 1 and 2 provisions

Profitability:

  - At the Goldman Sachs European Financials Conference , Christian Sewing reiterated his confidence in achieving >10% RoTE in FY 2025
  - Looking at Q2 2025, he expects the RoTE in Corporate Bank , Private Bank and Asset Management to improve compared to Q1 2025

Capital and capital distribution:

  - In his speech at the Annual General Meeting 2025 , Christian Sewing announced that the bank had applied for a further share buyback for H2 2025 ; additionally, he also announced a change in target for the CET1 ratio towards an operating range of 13.5%-14.0% from the previous guidance of ~13% and at least 200bps above MDA; this change in target reflects the recent operating range and does not affect the stated payout policy of 50% of net income attributable to Deutsche Bank shareholders
  - At the Goldman Sachs European Financials Conference, Christian Sewing reaffirmed his confidence that the bank could distribute more than € 8bn of capital in respect of FY 2021-2025 ; he added that the bank intends to continue its distribution strategy and noted the trajectory followed in recent years of increasing dividends and buybacks annually by 50%
  - At the Q1 2025 Fixed Income Investor Conference Call, Richard Stewart said that the BaFin’s decision on April 30, 2025, to reduce the sectoral systemic risk buffer for residential mortgage loans from 2% to 1% will lower Deutsche Bank’s CET1 MDA by just under 10bps going forward
  - At the Q1 2025 results , James von Moltke emphasized that he saw the bank achieving or exceeding the € 30bn RWA reduction target in 2025

Other:

  - On June 26, 2025 , the Pillar 3 Report as of March 31, 2025 was published; pages 11 to 13 provide additional information on the "fully-loaded" RWA, including the impact of the output floor and no benefit from transitional arrangements, i.e. assuming a rule set, which under current law would not apply until January 1, 2033; the disclosure does not reflect any impact from mitigating actions the bank would take or potential legislative revisions which are currently under discussion, and it is based on a static balance sheet assumption; this analysis therefore represents a purely hypothetical scenario; the bank is in the process of implementing actions to mitigate the impact of these elements of the CRR3 package; the bank’s strategy, financial targets and capital distribution goals are unaffected by this hypothetical scenario

Issuance:

  - The bank has now raised over € 10bn in capital market funding year to date, compared to a full year target range of € 15-20bn
  - Select Q2 2025 issuance highlights below:
  - May 6, 2025: USD 1.5bn 5.297% Senior Non-Preferred with maturity in 2031 (callable in 2030)
  - May 8, 2025: CHF 0.135bn tap of 1.5875% Senior Non-Preferred note with maturity in 2031 (callable in 2030)
  - May 22, 2025: JPY 69.6bn multi tranche: 39.3bn Senior Preferred and JPY 30.3bn Senior Non-Preferred across different tenors
  - June 10, 2025: EUR 1.5bn 3% Senior Non-Preferred with maturity in 2029 (callable in 2028)

Next significant events:

  - July 24, 2025 – Q2 2025 results – Analyst Conference Call
  - July 25, 2025 – Q2 2025 results – Fixed Income Call

Disclaimer:

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about Deutsche Bank’s beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and the bank undertakes no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which the bank derives a substantial portion of its revenues and in which it holds a substantial portion of its assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of its strategic initiatives, the reliability of its risk management policies, procedures and methods, and other risks referenced in the bank’s filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in Deutsche Bank’s SEC Form 20-F of March 13, 2025, under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com.